Alan T. Schiffman, CPA, PC
Financial Strategists *Business Consultants*
1166 Dimock Lane Naples, FL 34110
Telephone 239-595-0314; Fax 239-594-7984
Email: ats@naplescpa.net *Website: alantschiffman.com*

Independent Accountant's Review Report

To the Shareholders and Board of Directors of
Fan Owned Club, Inc
Nashville, TN 37209

Report on the Financial Statements

We have reviewed the accompanying financial statements of Fan Owned Club, Inc. which comprise the balance sheet as of December 31, 2019 and the related statements of operations, shareholders' equity and cash flows for the period from March 6, 2019 (inception) through December 31, 2019 and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

CPA PC

Alan T. Schiffman, CPA, PC
Naples, Florida
March 15, 2020

FAN OWNED CLUB, INC.
BALANCE SHEET
As of December 31, 2019
(See Accountant's Review Report)   (Parent Only Financial Statements)

ASSETS

Current Assets

Cash	$	10,570
Investment in and advances to Soccer Club	$	1,319,782
Loan origination fees	$	3,000
Deferred sydication costs	$	40,000
Intangible assets, net	$	174,357
Total assets		**$ 1,547,709**

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities

Amounts due for the purchase of the Soccer Club	$	444,960
Shareholder Loans	$	218,000
Total current Liabilities	$	662,960
Shareholders' equity		
Common stock: $0.0001 Par Value; 110,000,000 Shares Authorized;		
2,294,500 Issued and Outstanding	$	230
Paid in Surplus	$	931,020
Retained Earnings (Deficit)		(46,501)
Total Shareholders' Equity	$	884,749
Total liabilities and shareholders' equity		**$ 1,547,709**

See accompanying notes to the financial statements

FAN OWNED CLUB, INC.
Statement of Operations
For the period March 6, 2019 (date of inception) through December 31, 2019
(See Accountant's Review Report)   (Parent Only Financial Statements)

Revenue	$	-
Operating expenses:		
General and administrative	$	25,858
Amortization of intangible and other assets	$	20,643
Net Loss	$	46,501

See accompanying notes to the financial statements

FAN OWNED CLUB, INC.
Statement of Shareholders' Equity
For the period March 6, 2019 (date of inception) through December 31, 2019
(See Accountant's Review Report)   (Parent Only Financial Statements)

	Voting	Accumulated Deficit	Total
Inception March 6, 2019			
Issuance of common stock	$ 230		$ 230
Paid in Surplus	$ 931,020		$ 931,020
Net loss		$ 46,501	(46,501)
Balance as of December 31, 2019	$ 931,250	$ 46,501	$ 884,749

See accompanying notes to the financial statements

FAN OWNED CLUB, INC.
Statement of Cash Flows
For the Period March 6, 2019 (the date of inception) through December31, 2019
(See Accountant's Review Report) (Parent Only Financial Statements)

	2019
Cash Flow From Operating Activities:	
Net income (loss)	$ (46,501)
Adjustments to reconcile net income to cash provided by operating activities:	
Amortization of intangibles	$ 20,643
Changes in operating assets and liabilities	
Increase/ (decrease) in operating liabilities	
Decrease/ (increase) in operating assets	
Net cash provided by (utilized in) operating activities	$ (25,858)
Cash Flows from Investing Activities	
Investmennt in and advances to Soccer Club	$ (1,319,782)
Investment in Intangible assets	$ (195,000)
Investment in Deferred syndication costs	$ (40,000)
Net cash (used in)/ provided by investing activities	$ (1,580,640)
Cash Flows from Financing Activities	
Proceeds from issuance of capital stock	
Proceeds from the issuance of Shareholder loans	$ 218,000
Amounts due for the Investment in Soccer Club	$ 444,960
Cost of new financing	$ (3,000)
Sale and Issue of Common Stock	$ 931,250
Net cash provided by (used in) financing activities	$ 1,591,210
Net (decrease)/increase in cash and cash equivalents	$ 10,570
Cash and cash equivalents, beginning of year	$ -
Cash and cash equivalents, end of period	$ 10,570
Supplemental disclosure of non-cash financing and investing activities	
Exchange of common stock for Services	$ 162,500

See accompanying notes to the financial statements

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Fan Owned Club, Inc. (the "Company") was incorporated on March 6, 2019 as a Delaware Corporation for the general purpose of engaging in any lawful activity for which corporations may be organized under the law of the State of Delaware. The Company's year end is December 31.

The Company is formed to enable United States soccer fans to purchase a minority ownership interest in a European professional soccer club. The Company will provide investors with unique insider access to the management and operations of a professional team including opportunities to interact with front office staff, coaches and players, as well as the chance to benefit financially from the future successes of the club.

Basis of Presentation and Use of Estimates

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. These require the use of estimates and assumptions that affect the assets and liabilities reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur.

Equity Method of Accounting for Investments

The Company uses the equity method of accounting for investments in entities in which it has a controlling interest. Under the equity method of accounting, an investment in the common stock shall be shown in the balance sheet of the Company as a single amount. Also, the Company's share of earnings or losses from the investment shall be shown in the Statement of Operations as a single amount.

Deferred Syndication Expenses

Financial Accounting Standard Board Accounting Standards Codification number 340-10-S99-1, *Other Assets and Deferred Costs*, allows specific, incremental costs directly related to securities offerings to be deferred and charged against the gross proceed of the offering. The Company defers applicable syndication expenses based on this criteria. The Company will write off all deferred syndication expenses if a securities offering is aborted.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy that includes 3 levels of inputs that may be used to measure fair value. The 3 levels are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are those other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company's own assumptions about the inferences that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

Income Taxes

The Company is a C Corporation under the Internal Revenue Code and a similar section of the state code.

All income tax amounts reflect the use of the liability method under accounting for income taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes arising primarily from differences between financial and tax reporting purposes. Current year expense represents the amount of income taxes paid, payable or refundable for the period.

Deferred income taxes, net of appropriate valuation allowances, are determined using the tax rates expected to be in effect when the taxes are actually paid. Valuation allowances are recorded against deferred tax assets when it is more likely than not that such assets will not be realized. When an uncertain tax position meets the more likely than not recognition threshold, the position is measured to determine the amount of benefit or expense to recognize in the financial statements.

The Company's income tax returns are subject to review and examination by federal, state and local governmental authorities. As of June 30, 2019, there is no year open to examination with federal, state and local governmental authorities. To the extent penalties and interest are incurred through an examination, they would be included in the income tax section of the statement of operations and comprehensive loss.

Recent Accounting Pronouncements

Fair Value Measurement - In August 2018, the FASB issued ASU 2018-13, *Disclosure Framework (Topic 820) - Changes to the Disclosure Requirement for Fair Value Measurement*. This guidance removes or modifies various disclosures relating to the activity or reconciliation of Level 1, Level 2 and Level 3 fair value measurements. It is effective for interim and annual periods beginning after December 15, 2019. Management will evaluate this guidance and the impact it will have on the financial statements.

NOTE 2 - RISKS AND UNCERTANTIES

The Company generated no revenue for the period ended December 31, 2019. The Company is currently in the process of securing investor capital and commencing operations. However, there can be no assurance that the Company will successfully be able to generate equity financing or fully commence operations. Failure to secure equity financing or fully commence operations could adversely affect the Company's ability to achieve its business objective and the results of its operations.

NOTE 3 - CASH CONCENTRATION

The Company maintains funds in a financial institution that is a member of the Federal Deposit Insurance Corporation. As such, funds are insured based on the Federal Reserve limit. The Company has not experienced any losses to date, and management believes it is not exposed to any significant credit risk on the current account balance.

NOTE 4 - DEFFERED SYNDICATION EXPENSES

As of December 31, 2019, the Company has $40,000 in deferred syndication expenses that are related to its securities offering. The securities offering expenses are primarily comprised of legal and accounting expenses. Subsequent to December 31, 2019, an additional $6,564 was paid to legal and accounting professionals registering the securities.

NOTE 5 – INTANGIBLE ASSETS

As of December 31, 2019, the Intangible Assets, net of accumulated amortization of $20,643, included in the Statement of Operations is as follows:

Trademarks, logos and graphic design	$ 50,000*
Development of e-Commerce store	$100,000*
Development of website	$ 45,000**
Total	**$195,000**

* Paid for by the issuance of common stock of the Company
** Paid for in cash and common stock of the Company

NOTE 6 - RELATED PARTY TRANSACTIONS

Shareholder Loans

As of December 31, 2019, certain of the Company's shareholders loaned the Company $218,000. The shareholder loans do not bear interest and will be paid off from the proceeds of the offering of common stock in the Company.

Related Party Capital Contribution and common shares issued

As of December 31, 2019, an officer and Founder of the Company invested an additional $30,000 for the purchase of thirty thousand (30,000) shares of Common Stock.

The Founders of the Company were issued 1,050,000 shares of common stock for organizing the Company.

The Company also, issued 895,000 common shares to certain persons, including persons directly related to the investment in the Soccer Club that was purchased. (See also Note 12, below)

NOTE 7 - COMMON STOCK

Whereas, the Shareholders' equity was comprised of two classes of common stock; Voting Common Stock and Common Stock more fully described below, due to the amended and restated Articles of Incorporation as of December 31, 2019 only one class of common stock now exists.

Voting Common Stock:
Voting Common Stock has a par value of $0.0001, has 110,000,000 shares authorized and 2,294,500 issued and outstanding as of December 31, 2019. Each shareholder shall have one vote for each share held by such shareholder.

Subsequent to December 31, 2019, and through to the date of the Accountant's Review Report, 331,668 shares of Common Stock have been issued.

NOTE 8 - INCOME TAXES

The Company has approximately $5,100 in net operating losses for the period ended June 30, 2019. The net operating loss will be carried forward indefinitely.

NOTE 9 - FAIR VALUE MEASUREMENTS

Due to their short term nature, the carrying values of cash, deferred syndication expenses and accounts payable approximate their fair values at December 31, 2019.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31 2019, the Company has a remaining commitment with securities counsel to provide syndication related services in the amount of $25,000.

In the normal course of business, the Company may become a party to litigation matters involving claims against it. At December 31, 2019, there are no current matters that would have a material effect on the Company's financial position or results of operations.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from January 1, 2020 through March 15, 2020, the date the financial statements were available to be issued, and there were no events to report other than the following:

NOTE 12 – PURCHASE OF 49.9% INTEREST IN AUSTRIAN SOCCER ASSOCIATION

Pursuant to an Investment Framework Agreement, dated December 19, 2019 (Agreement), the Company purchased a 49.9% interest (the maximum allowed by the Österreichischer Fußball-

Bund (ÖFB)), in Fussballclub Pinzgau Saalfelden, an association which is the sole shareholder of FC Pinzgau Saalfelden Gmbh, a limited liability company (Club) incorporated in Austria, April 13, 2018, to exploit the business of the Football Club. The purchase price of the 49.9% interest was EUR 434,750, (USD: $483,616*).

The Agreement provides that the seller of the 49.9% interest, shall increase its capital from EUR 35,000 to EUR 69,750, and that the Company shall be solely entitled to subscribe for such newly issued shares of capital upon the payment of the purchase price of EUR 434,750. The Football Club means collectively, the players, coaches and staff members who are taking part in the regular championship performance in any football league.

The Club has a lease for the use of a stadium which expires June 30, 2020, subject to renewal until a new lease is executed. Based upon management, the revised lease terms will include the following (in US $); term 25 years, annual rent $11,125, Price per ticket, $1.1124 and rent not to exceed $22,250. ,For a more comprehensive discussion regarding the stadium lease see discussion elsewhere herein.

The purchase price for the acquisition of the Club is as follows:

Payment made by December 31, 2019	EUR 34,750 (USD 38,656*)
Within sixty days after the Company commenced Selling the shares offered herein	EUR 200,000 (USD; $222,480*)
December 31, 2020	EUR 200,000 (USD; $222,480*)

• *Based upon a conversion rate as of December 19, 2019 of USD $ 1.1124: EUR*

The Company accounts for the purchase of its 49.9% interest in the Soccer Association on the equity method of accounting. The Investment in and advances to Soccer Club, as of December 31, 2019 is as follows:

Purchase price of 49.9% interest from Sellers	$ 484,715
Legal and other direct costs	$ 39,351
Common shares issued to Sellers	$ 895,000
Advances made to Soccer Club	$ 213,966
Total	**$ 1,319,782**

The management prepared, unaudited balance sheet financial highlights of FC Pinzgau Saalfelden Gmbh (the Club) as of December 31, 2018 and June 30, 2019 and the unaudited financial highlights of the Statements of Operations for the period from April 13, 2018 (inception) to December 31, 2018, and for the six months ended June 30, 2019, are presented in US Dollars using the above conversion rate. The above stated financial statements are as follows:

FC Pinzgau Saalfelden Gmbh
Balance Sheets – Highlights
(Unaudited)

Assets	2018 (i)	2019 (ii)
Capital assets, net	$ 71,360	$ 67,400
Current assets	$ 2,480	$ 11,100
Receivables and other assets	$ 29,395	$ 15,315
Total	**$103,235**	**$ 93,815**

Liabilities and Member Equity (Deficiency)

Notes payable, banks	$174,805	$ 195,720
Liabilities, other	$ 13,940	$ 10,620
Member equity:		
Capital	$ 38,935	$ 38,935
Capital contribution, unpaid	($ 33,370)	($ 33,370)
Deficit	($ 91,070	($118,090
Total	**$103,235**	**$ 93,815**

FC Pinzgau Saalfelden Gmbh
Statement of Operations – Highlights
(Unaudited)

	2018 (iii)	2019 (iv)
Revenues	$ 83,420	$ 30,780
Operating expenses	$172,950	$ 56,960
Net loss	**$ 91,070**	**$ 27,020**

(i)   As of December 31, 2018
(ii)   As of June 30, 2019
(iii)   For the period from April 13, 2018 (inception) through December 31, 2018
(iv)   For the six months ended June 30, 2019